SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 January, 2009

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 16 January, 2009 re: Change of Company Name

14/09

16 January 2009

Change of Company Name

Lloyds TSB Group plc (the “Company ”) wishes to advise that, as approved by Lloyds TSB Shareholders at the Lloyds TSB General Meeting held on 19 November 2008, it has changed its legal name to Lloyds Banking Group plc with immediate effect.

Trading in securities of the Company under the new name is expected to commence on the London Stock Exchange and the New York Stock Exchange on the next trading day following the date of this announcement, which will be 19 January 2009 for the London Stock Exchange and 20 January 2009 for the New York Stock Exchange.

The Company will continue to use the ticker code LLOY on the Main Market of the London Stock Exchange and the ticker code LYG on the New York Stock Exchange.

From 19 January 2009, the Company’s website address will be www.lloydsbankinggroup.com.

A copy of the memorandum and articles of association of the company has been sent to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For further information:-

Investor Relations
Michael Oliver                                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                 +44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Leigh Calder                                                          +44 (0) 20 7356 1347
Senior Manager, Media Relations
E-mail: leigh.calder@lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date: 16 January, 2009